June 14, 2011

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Prime Rate Trust

(File Nos. 333-161328; 811-05410)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer on June 9, 2011, for Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 for ING Prime Rate Trust (“Registrant”). Our summary of the comments made to the Prospectus and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Prospectus – Item 7 – Use of Proceeds

1.

Comment:

The Staff requests that the Registrant add disclosure to the section entitled “Use of Proceeds” regarding interest rate and maturity of outstanding debt.

Response:

The Registrant has revised the section entitled “Use of Proceeds” to include interest rate and maturity of outstanding debt.

Statement of Additional Information – Item 18 – Management of the Trust Table

2.

Comment:

The Staff requests that with respect to the Management of the Trust Table, the Registrant add disclosure that clarifies that the “Other Board Positions Held by Trustee” column is for the past five years.

Response:

The Registrant currently satisfies the requirements of Item 18 with disclosure in the “Other Board Positions Held by Trustee” column of the Management of the Trust Table.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli____

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

Mr. Brion Thompson

U.S. Securities and Exchange Commission

June 14, 2011

cc:

 Huey P. Falgout, Jr., Esq.

 ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

June 14, 2011

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Prime Rate Trust

(File Nos. 333-161328; 811-05410)

Dear Mr. Thompson:

ING Prime Rate Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:

Jeffrey S. Puretz, Esq.

Dechert LLP